United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated October 26, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 26, 2005

Rogelio Sanchez rsanchezm@gruma.com (52 81) 8399-3312 Lilia Gomez lgomez@gruma.com (52 81) 8399-3324 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 26, 2005

THIRD QUARTER 2005 RESULTS
 (Peso amounts are stated in millions in constant terms as of September 30, 2005)

RECENT DEVELOPMENTS

On August 24, 2005, GIMSA acquired a 100% interest in Agroinsa, S.A. de C.V. (Agroinsa), a company based in Monterrey, Mexico, which is engaged primarily in the production of corn flour and, to a lesser extent, wheat flour and other products. In accordance with applicable law, GIMSA notified the Mexican Federal Competition Commission (Comision Federal de Competencia) of the acquisition of Agroinsa. Regulatory approval for this acquisition is pending.

RESULTS OF OPERATIONS
3Q05 vs. 3Q04

Sales volume increased 12% to 420,000 metric tons during 3Q05 mainly as a result of the recent acquisition of Agroinsa and, to a lesser extent, (1) increased sales to corporate customers in connection with new product development, and (2) increased sales to wholesalers due to increased regional coverage of some of our customers. Approximately 85% of GIMSA's sales volume growth is derived from the acquisition of Agroinsa, whose operations are reflected in GIMSA beginning in August 2005.

Corn flour sales volume increased 7%, of which approximately 26% came from GIMSA's operations prior to the inclusion of Agroinsa and 74% from Agroinsa's corn flour sales volume. Excluding Agroinsa, GIMSA's sales volume increased 2% in 3Q05.

Net sales increased 11% to Ps 1,680 million, reflecting the aforementioned sales volume growth. Approximately 80% of the increase in net sales is due to the inclusion of Agroinsa. Average prices decreased 2% as a result of the change in the product mix due to the incorporation of Agroinsa's products. GIMSA's average corn flour prices were similar to those of third quarter 2004.

Cost of sales as a percentage of net sales improved to 70.3% from 74.7% as a result of lower corn costs and better cost absorption in GIMSA's operations prior to the inclusion of Agroinsa. In absolute terms, cost of sales increased 4% in connection with sales volume growth derived from the inclusion of Agroinsa.

SG&A as a percentage of net sales rose to 18.5% from 18.0% and, in absolute terms, increased 13%. Both increases were due mainly to higher freight and advertising expenses. Freight expenses increased in connection with (1) growth in sales to corporate customers for whom the company usually pays freight expenses, and (2) increased intercompany shipments due to higher demand in the southeast region of the country. In absolute terms, SG&A also increased in connection with the acquisition.

Operating income as a percentage of net sales improved to 11.2% from 7.2% and, in absolute terms, increased 71% to Ps 188 million.

Comprehensive financing cost, net, resulted in income of Ps 11 million versus a cost of Ps 7 million in third quarter 2004. This improvement resulted from (1) higher interest income in connection with higher cash balances and higher interest rates, and (2) lower monetary position loss due to lower inflation and higher monetary liabilities in connection with the acquisition of Agroinsa.

Other expenses, net, were Ps 9 million, compared to Ps 61 million in the same period last year. The reduction took place because in 3Q04 the company wrote down some fixed assets at the Chalco plant.
Provisions for income taxes and employees' profit sharing totaled Ps 59 million, compared to Ps 12 million in 3Q04. The Ps 47 million increase resulted from higher pretax income.
Majority net income increased 362% to Ps 127 million due mainly to higher operating income and reductions in other expenses. Majority net income as a percentage of net sales rose to 7.6% from 1.8%.

FINANCIAL POSITION
September 2005 vs. September 2004

Balance-Sheet Highlights	Total assets were Ps 8,328 million, Ps 969 million higher, mostly in connection with the recent acquisition of Agroinsa. Current assets increased Ps 510 million in connection with higher cash balances, higher corn inventories, and higher accounts receivable.

Total liabilities were Ps 2,141 million, Ps 815 million higher, due mostly to the incorporation of Agroinsa and higher long-term accounts payable in connection with the pending payment of the acquisition of Agroinsa. Most of the payment will mature in 2008.

Stockholders' equity on September 30, 2005, was Ps 6,187 million, representing a 3% increase.

Other Ratios

Operational Ratios	3Q05	2Q05	3Q04
Accounts receivable outstanding (days to sales)	52	51	46
Inventory turnover (days to cost of sales)	102	71	91
Net working capital turnover (days to sales)	110	92	114
Asset turnover (total assets to sales)	1.2	1.2	1.2
Profitability Ratios
ROA	7.5	6.4	4.5
ROE	9.4	7.8	5.4
ROIC	5.8	4.6	3.8

CONFERENCE CALL

The company will hold a conference call to discuss its third quarter 2005 results on Thursday, October 27, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (888) 515-2235; international or local callers dial (719) 457-2601; the passcode for all callers is 4453237. The conference call will also be webcast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 4453237. For more details, please go to the Investor Relations page of the website. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

All figures have been restated in Mexican pesos of constant purchasing power as of September 30, 2005, and were prepared in accordance with Mexican generally accepted accounting principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

ABOUT GIMSA

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF SEPTEMBER 30, 2005)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q05**	3Q04	VAR (%)	2Q05	VAR (%)	**2005**	2004	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**420**	375	12	373	13	**1,147**	1,077	7
CORN FLOUR RETAIL	**58**	55	5	54	7	**166**	155	7
CORN FLOUR BULK	**320**	316	1	315	2	**933**	909	3
TORTILLA	**4**	4	2	4	5	**11**	13	(15)
OTHERS	**38**		100		100	**38**		100
NET SALES	**1,680**	1,519	11	1,519	11	**4,651**	4,357	7
GROSS PROFIT	**498**	384	30	429	16	**1,328**	1,124	18
GROSS MARGIN (%)	**29.7%**	25.3%		28.2%		**28.6%**	25.8%	
OPERATING INCOME	**188**	110	71	138	37	**462**	311	48
OPERATING MARGIN (%)	**11.2%**	7.2%		9.1%		**9.9%**	7.1%	
COMPREHENSIVE FINANCING COST (INCOME)	**(11)**	7		(37)		**(63)**	(8)	
INTEREST EXPENSE	**9**	2		4		**16**	6	
INTEREST INCOME	**(31)**	(16)		(46)		**(111)**	(60)	
FOREIGN EXCHANGE LOSS (GAIN)	**1**	1		(0)		**1**	(2)	
MONETARY POSITION LOSS (GAIN)	**10**	21		5		**31**	49	
OTHER (INCOME) EXPENSE	**9**	61		6		**21**	54	
TAXES AND EMPLOYEES' PROFIT SHARING	**60**	12	380	51	17	**153**	86	78
EXTRAORDINARY ITEMS	**0**	0		(0)		**21**	0	
NET INCOME	**131**	30	342	118	11	**329**	179	84
MAJORITY NET INCOME	**127**	28	362	115	10	**319**	173	85
EARNINGS PER SHARE[1]	**0.14**	0.03	362	0.13	10	**0.35**	0.19	85
EARNINGS PER ADR (US$)[2]	**0.19**	0.04	362	0.17	10	**0.48**	0.26	85
DEPRECIATION AND AMORTIZATION	**74**	65		66		**207**	206	
EBITDA[3]	**262**	175	50	204	29	**669**	518	29
CAPITAL EXPENDITURES	**445**	17		30		**494**	47	

BALANCE SHEET SUMMARY	**Sep-05**	Sep-04	VAR (%)	Jun-05	VAR (%)
CASH AND CASH EQUIVALENTS	**91**	183	(50)	91	(0)
TRADE ACCOUNTS RECEIVABLE	**966**	787	23	855	13
OTHER ACCOUNTS RECEIVABLE	**1,372**	1,134	21	1,685	(19)
INVENTORIES	**1,340**	1,154	16	862	56
CURRENT ASSETS	**3,812**	3,301	15	3,561	7
PROPERTY, PLANT, AND EQUIPMENT, NET	**4,161**	3,923	6	3,782	10
TOTAL ASSETS	**8,328**	7,359	13	7,473	11
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**661**	329	101	466	42
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**2,141**	1,326	61	1,401	53
STOCKHOLDERS' EQUITY	**6,187**	6,033	3	6,071	2
MAJORITY STOCKHOLDERS' EQUITY	**5,819**	5,676	3	5,709	2
CURRENT ASSETS/CURRENT LIABILITIES	**5.77**	10.04		7.64	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.35**	0.22		0.23	
BOOK VALUE PER SHARE[1]	**6.34**	6.18		6.22	

[1] Based on 918,405,000 shares outstanding as of September 2005, September 2004, and June 2005.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 10.79 per dollar as of September 30, 2005.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS																
OTHERS	31/10/2005		144,558	-	-	7,261	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**144,558**	**0**	**0**	**7,261**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES	31/10/2005		500,261	-	-	-	425,682	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**500,261**	**0**	**0**	**0**	**425,682**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**644,819**	**0**	**0**	**7,261**	**425,682**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR &	1,124,904	3,269,366	1,098,992	4,485,376	75	MASECA	SUPER MARKET
TORTILLA	-	-	-	-	-		
-	-	-	-	-	-	-	-
WHEAT FLOUR	10,047	33,711	9,968	31,152	-		TIENDAS DE AUTOSER.
OTHERS	9,918	19,693	8,555	26,011	-		
TOTAL		3,322,770		4,542,539			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
CORN FLOUR	29,711	108,677	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		108,677			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	PORTION	MEXICAN	SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

October 26, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller